

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Karen J. Dearing
Executive Vice President, Chief Financial
Officer, Treasurer, and Secretary
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

> Re: **Sun Communities, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-12616**

Dear Ms. Dearing:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 2. Real Estate Acquisitions, F-14

1.   Please tell us how you determined that the acquisition of a manufactured housing community and the acquisition of an RV community each constitute a business combination rather than an asset acquisition. Please refer to the applicable accounting literature you utilized in coming to this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Karen J. Dearing
Sun Communities, Inc.
April 19, 2013
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694 if you have any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant